Exhibit 99.1

Scorpio Tankers Inc. Announces Third Quarter Results and Delivery of STI Spirit

MONACO -- (Marketwire) -- 11/15/10 -- Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers", or the "Company") today reported its results for the three and nine months ended September 30, 2010.

The Company recorded a net loss of $1.6 million or $0.09 basic and $0.09 diluted loss per share for the three months ended September 30, 2010 compared to a net loss of $3.1 million or $0.56 basic and $0.56 diluted loss per share for the three months ended September 30, 2009. The net loss for the three months ended September 30, 2009 included an impairment charge of $4.5 million or $0.81 basic and $0.81 diluted charge per share for Senatore and Noemi. The weighted average number of shares outstanding was 18,406,338 (basic and diluted) for the three months ended September 30, 2010, and 5,589,147 (basic and diluted) for the three months ended September 30, 2009.

The Company recorded a net loss of $0.1 million or $0.01 basic and diluted loss per share for the nine months ended September 30, 2010 compared to net income of $1.7 million or $0.31 basic and diluted earnings per share for the nine months ended September 30, 2009. The net income for the nine months ended September 30, 2009 included an impairment charge of $4.5 million or $0.81 basic and diluted charge per share for Senatore and Noemi. The weighted average number of shares outstanding was 13,896,039 (basic and diluted) for the nine months ended September 30, 2010, and 5,589,147 (basic and diluted) for the nine months ended September 30, 2009.

Emanuele Lauro, chief executive officer and chairman of the board commented, "Even though the net loss in the third quarter of 2010 reflected the weak spot market fundamentals, our net cash inflow from continuing operating activities before changes in assets and liabilities in the third quarter of 2010 was $3.6 million or $0.20 per share. While painful for all market participants, we see the continuing draw down of floating and onshore storage of refined products, and the consequent low levels of chartering activity, as a necessary precondition for a sustained recovery."

Mr. Lauro continued, "Specifically with respect to the Company, these results reflect three concurrent events. First, Senatore was redelivered to us in late August 2010, as her fixed rate charter to BP expired. The vessel was on the spot market for 10 days before joining the Scorpio Panamax Tanker Pool. Second, two of our vessels were off-hire, in drydock, for a total of 24 operating days this quarter. Lastly, we took delivery of three Handymax vessels during the quarter. These vessels and a Handymax tanker that was acquired in the second quarter operated in the spot market for 140 days before they could enter the Scorpio Handymax Tanker Pool. If these five vessels had operated in the pools from the date of delivery, revenue and net income would have been higher."

Mr. Lauro continued, "Though market conditions remain difficult, we continue to focus on our balance sheet and our ability to execute vessel acquisitions when opportunities arise. We are pleased with the delivery on November 10, 2010 of STI Spirit. The successful acquisition of this vessel, with the related fixed price purchase options on two additional LR1 product tankers, illustrates our strategy of expanding our fleet through opportunistic acquisitions of high-quality vessels at attractive prices. We see further opportunities ahead in the market and would look to act in a measured and methodical fashion during the current rough conditions."

Recent Highlights

Delivery of STI Spirit

On November 10, 2010, Scorpio Tankers took delivery of a LR2 product tanker, STI Spirit, that the Company previously agreed to acquire in September 2010 for $52.2 million. The ship, which was built in 2008, will operate in the Scorpio Aframax Tanker Pool, which is owned by a related party.

Options to Acquire to Two LR1 Product Tankers

The agreement in September 2010 to purchase STI Spirit included options to acquire two ships. Each option grants the Company the right, but not the obligation, to purchase a 2008-built LR1 ice class-1A product tanker (approximately 63,600 dead weight tons each) for a price of $45.0 million. Each option can be exercised at any time until September 2011.

Potential Sale of STI Highlander

In November 2010, Scorpio Tankers entered into an agreement pursuant to which the counterparty has the option to purchase the STI Highlander from us for an aggregate purchase price of $32.5 million. The buyer is required to notify the Company if it intends to exercise such option by November 23, 2010.

New Credit Facility

On November 5, 2010, Scorpio Tankers entered into a committed term sheet with DVB SE for a senior secured term loan facility of $28.6 million for the partial financing of STI Spirit, which was delivered on November 10, 2010. The availability period for the drawdown is the date of definitive documentation for the loan agreement until December 31, 2010.

Vessel Acquisitions in the Third Quarter

In July and August 2010, Scorpio Tankers took delivery of three Handymax coated tankers (STI Matador, STI Gladiator, and STI Highlander) that the Company previously agreed to acquire for an aggregate purchase price of $73.0 million. These vessels trade in the Scorpio Handymax Tanker Pool, which is owned by a related party.

Drydocks

STI Heritage and STI Conqueror were drydocked in the third quarter of 2010. The aggregated drydock cost for these vessels was $0.8 million and they were off-hire for 24 days. STI Highlander is scheduled to be drydocked in the fourth quarter of 2010 or early in the first quarter of 2011. The estimated cost of the drydock for this vessel is $0.7 million.

Share Buyback

As of November 12, 2010, the Company has repurchased 244,146 of its shares for $2.6 million at an average price per share, including commissions, of $10.85.

Other 2010 highlights

Vessel Acquisitions in the Second Quarter

In the first half of June 2010, Scorpio Tankers took delivery of three coated tankers that the Company previously agreed to acquire. STI Conqueror, a Handymax ice class 1B ship, was acquired for $26.0 million and trades in the Scorpio Handymax Tanker Pool, which is owned by a related party. STI Harmony and STI Heritage, LR1 ice class 1A sister ships, were acquired for an aggregate price of $92.0 million, which included $2.3 million for the value of the existing time charter contracts (see fleet list below for more information). The value of the time charter contracts is amortized as a reduction to vessel revenue over the remaining life the time charter contracts.

Initial Public Offering and Exercise of Over-Allotment Option

On April 6, 2010, the Company closed on the sale of 12,500,000 shares of common stock at $13.00 per share in its initial public offering and received net proceeds of $149.6 million after deducting underwriters' discounts and offering expenses. On May 4, 2010, the Company issued 450,000 shares of common stock at $13.00 and received $5.2 million, after deducting underwriters' discounts, when the underwriters partially exercised their over-allotment option.

Credit Facilities

On April 9, 2010, the Company repaid in full the outstanding balance of $38.9 million of the 2005 Credit Facility from the proceeds of its initial public offering. Scorpio Tankers also terminated the interest rate swap agreement related to the 2005 Credit Facility by paying $1.9 million, which was the market value of the swap.

On June 2, 2010, the Company executed the $150 million credit facility (2010 Credit Facility), which will be used to partially finance vessel acquisitions. The Company had outstanding borrowings under this facility of $19.0 million at June 30, 2010, $123.8 million at September 30, 2010, and $148.6 million at November 15, 2010.

Change in Vessel Useful Lives

In the second quarter of 2010, the Company changed the depreciable life of its vessels from 20 years to 25 years. This change was applied prospectively and aligns the vessels with their estimated useful life and is consistent with industry standards.

Senatore Off-Hire

On April 25, 2010, Senatore, one of the Company's LR-1 tankers on time charter, suffered damage to one of its ballast tanks. This resulted in the vessel being off-hire for 17 days in the second quarter while the vessel was being repaired.

Business Strategy, Dividend Policy, and Share Buyback Program

Business Strategy

The Company's primary objectives are to profitably grow the business and emerge as a major operator of medium-sized tanker vessels. The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions. It is currently concentrating on product or coated tankers because of the fundamentals of this segment, which the Company believes includes:

--  Increasing demand for refined products
--  Increasing ton miles (distance between new refiners and areas of demand)
--  Reduced order book

Dividend Policy

We do not have immediate plans to pay dividends, but we will continue to assess our dividend policy. In the future, our board of directors may determine it is in the best interest of the Company to pay dividends.

Share Buyback Program

On July 9, 2010, the Board of Directors authorized a share buyback program of up to $20 million. Scorpio Tankers expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

Explanation of Variances on the Third Quarter Results

The net loss for the three months ended September 30, 2010 was $1.6 million, and the net loss for the three months ended September 30, 2009 was $3.1 million. The following were the significant changes between the two periods:

--  Vessel revenue increased $7.8 million as a result of an increase in the average number of operating vessels for the three month periods ended
    September 2009 and 2010 from 3.00 to 8.24, respectively. This increase was offset by a decrease in daily time charter equivalent per vessel, from $21,967 to $15,234 (see the breakdown of daily TCE averages below).  Other items affecting revenue for the three months ended
    September 30, 2010 included:
    --  Vessels operated in the spot market for 150 days prior to entry in their respective pools during the third quarter of 2010.  Spot market rates during this quarter were $6,996 per vessel per day, compared to $12,472 per vessel per day for vessels that operated in the pools.
    --  The amortization of time charter contracts acquired on the STI Harmony and STI Heritage which was $1.4 million and $1.8 million for the three and nine month periods ended September 30, 2010,  respectively.
    --  A total of 24 off-hire days for the drydock of the STI Heritage and  STI Conqueror during the third quarter of 2010.
    --  The expiration of the time charter contracts for STI Harmony and  Senatore.

--  Vessel operating costs increased $4.2 million as a result of (i) the increase in the average number of operating vessels noted above and
    (ii) an increase in daily operating expenses from $6,640 to $7,950 for the three month periods ended September 30, 2009 and 2010, respectively.

--  Voyage expenses increased $2.1 million as STI Conqueror, STI Matador,  STI Gladiator and STI Highlander were operating in the spot market for an aggregate of 140 days prior to their entry in the Scorpio Handymax Tanker Pool.  Additionally, the time charter agreement for the Senatore expired on August 26, 2010, and it subsequently operated in the spot market for 10 days prior to its entry in the Scorpio Panamax Tanker
    Pool on September 6, 2010.

--  Impairment charges of $4.5 million were incurred on the Noemi and  Senatore in the three month period ended September 30, 2009.  No such impairment was recorded during the three month period ended September 30, 2010.

--  The increase in general and administrative expense of $2.1 million was primarily driven by an increase in the Company's overhead as a result of incremental costs incurred to operate as a public company.  This was specifically driven by an increase in officers' salaries, amortization of restricted stock issued in June 2010, professional fees, and other related expenses.

--  Interest expense increased $1.1 million.
    --  The three months ended September 30, 2010 included:
        --  Interest expense of $1.0 million from the 2010 Credit Facility.

        --  $0.1 million of lender commitment fees on the undrawn portion of the Company's 2010 Credit Facility.

        --  $0.1 of amortization of deferred financing fees.

    --  The three months ended September 30, 2009 included interest expense on the 2005 Credit Facility of $0.1 million.

--  The net change in the realized and unrealized derivative financial instruments (i.e. interest rate swap) and other expenses was a decrease of $0.4 million.  The interest rate swap, which was related to the 2005 Credit Facility, was terminated on April 9, 2010.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Income Statements
  (unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Revenue:
Vessel revenue	$13,358,211	$5,502,542	$26,775,939	$21,752,091
Operating expenses:
Vessel operating costs	(6,032,457)	(1,814,913)	(11,339,231)	(6,397,434)
Voyage expenses	(2,136,453)	-	(2,509,862)	-
Charter hire	-	-	-	(3,163,485)
Impairment	-	(4,511,877)	-	(4,511,877)
Depreciation	(3,371,725)	(1,599,153)	(6,673,217)	(5,155,675)
General and administrative expenses	(2,215,743)	(122,964)	(3,715,636)	(304,404)
Total operating expenses	(13,756,378)	(8,048,907)	(24,237,946)	(19,532,875)
Operating income	(398,167)	(2,546,365)	2,537,993	2,219,216
Other (expense) and income, net:
Interest expense—bank loan	(1,220,498)	(143,978)	(1,917,063)	(590,372)
Realized loss on derivative financial instruments	-	(216,748)	(279,560)	(580,104)
Unrealized gain on derivative financial instruments	-	(228,746)	-	667,652
Interest income	1,480	623	30,873	4,754
Other expense, net	(31,496)	(3,245)	(456,418)	(10,925)
Total other (expense) and income, net	(1,250,514)	(592,094)	(2,622,168)	(508,995)
Net (loss)/ Income	$(1,648,681)	$(3,138,459)	$(84,175)	$1,710,221
Attributable to:
Equity holders of the parent	$(1,648,681)	$(3,138,459)	$(84,175)	$1,710,221
Earnings per share:
Basic	$(0.09)	$(0.56)	$(0.01)	$0.31
Diluted	$(0.09)	$(0.56)	$(0.01)	$0.31
Basic Weighted average shares outstanding	18,406,338	5,589,147	13,896,039	5,589,147
Diluted Weighted average shares outstanding (1)	18,406,338	5,589,147	13,896,039	5,589,147

(1) The effect of diluted weighted shares outstanding for the three and nine month periods ended September 30, 2010 would be anti-dilutive since the Company is in a net loss position.  As such, there is no difference between basic and diluted earnings per share for those periods.

Scorpio Tankers Inc. and Subsidiaries
 Condensed Consolidated Balance Sheet
(unaudited)

	As of
	September 30, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents	$42,598,075	$444,496
Accounts receivable	6,664,191	1,438,998
Prepaid expenses	503,417	583,944
Shareholder receivable	-	1,928,253
Inventories	1,098,332	433,428
Total current assets	50,864,015	4,829,119
Non-current assets
Vessels and drydock	284,319,636	99,594,267
Deposits on vessel purchases	5,216,080	-
Acquired time charter contracts	573,344	-
Other	2,395	-
Total non-current assets	290,111,455	99,594,267
Total assets	$340,975,470	$104,423,386

Current liabilities
Bank loan	13,179,340	3,600,000
Accounts payable	2,591,404	656,002
Accrued expenses	2,685,445	953,532
Derivative financial instruments	-	814,206
Total current liabilities	18,456,189	6,023,740
Non-current liabilities
Bank loan	108,619,120	36,200,000
Derivative financial instruments	-	871,104
Total non-current liabilities	108,619,120	37,071,104
Total liabilities	127,075,309	43,094,844

Shareholders' equity
Issued, authorized and fully paid in share capital
Share capital	191,076	55,891
Additional paid-in capital	201,440,755	46,272,339
Merger reserve	13,292,496	13,292,496
Treasury shares	(2,647,807)	-
Retained earnings	1,623,641	1,707,816
Total shareholders' equity	213,900,161	61,328,542
Total liabilities and shareholders' equity	$340,975,470	$104,423,386

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the Nine Months Ended September 30,
	2010	2009
Operating activities
Net (loss)/income	$(84,175)	$1,710,221
Depreciation	6,673,217	5,155,675
Vessel impairment	-	4,511,877
Amortization of restricted stock	531,178	-
Amortization of deferred financing fees	138,941	-
Amortization of acquired time charter contracts	1,771,151	-
Unrealized loss/(gain) on derivatives	164,690	(667,652)
	9,195,002	10,710,121
Changes in assets and liabilities:
Drydock payments	(525,102)	(1,253,841)
Increase in inventories	(664,904)	42,189
(Increase)/decrease in accounts receivable	(5,225,192)	1,904,406
Decrease/(increase) in prepaid expenses	80,527	(29,830)
Increase/(decrease) in accounts payable	1,622,026	(135,406)
Increase/(decrease) in accrued expenses	1,737,312	(242,539)
Interest rate swap termination payment	(1,850,000)	-
Increase/(decrease) in shareholder receivable	1,928,253	(2,760,987)
	(2,897,080)	(2,476,008)
Net cash inflow from operating activities	6,297,922	8,234,113
Investing activities
Acquisition of vessels	(190,565,509)	-
Deposits on vessel purchases	(5,216,080)	-
Acquisition of time charter contracts	(2,344,495)	-
Other	(2,395)	-
Net cash outflow from investing activities	(198,128,479)	-
Financing activities
Dividends paid	-	(8,661,000)
Bank loan repayment	(41,225,388)	(2,700,000)
Proceeds of long term debt	125,187,500	-
Debt issuance fees	(2,102,593)	-
Net proceeds from issuance of common stock	154,772,423	-
Acquisition of Treasury Shares	(2,647,806)	-
Net cash inflow/(outflow) from financing activities	233,984,136	(11,361,000)
Increase/(decrease) in cash and cash equivalents	42,153,579	(3,126,887)
Cash and cash equivalents at January 1,	444,496	3,607,635
Cash and cash equivalents at September 30,	$42,598,075	$480,748
Supplemental information:
Interest paid	$620,995	$650,478

  Average Daily Results for the three and nine months ended
 September 30, 2010 and 2009

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Average Daily Results
Time charter equivalent per day(1)(2)	$15,234	$21,967	$18,088	$24,156
Vessel operating costs per day(3)	$7,950	$6,640	$8,411	$7,811
TCE per revenue day - pool	$12,472	$15,881	$14,988	$23,023
TCE per revenue day - spot	$6,996	$-	$7,933	$-
TCE per revenue day - time charters (2)	$21,490	$25,500	$22,611	$25,037
Fleet data
Average number of owned vessels	8.24	3.00	4.94	3.00
Average number of time chartered-in vessels	-	-	-	0.44
Drydock
Expenditures for drydock	$833,078	$1,049,592	$833,078	$1,619,567

1. Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which represent subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period.  Revenue days are  the number of days the vessel is owned less the number of days the vessel is off-hire for drydock.

2. In June 2010, STI Harmony and STI Heritage were acquired with existing time charters that entitle the Company to receive $25,500 per day, per vessel.  The allocated value of the time charter contracts was $2.3 million, and the amortization of the contracts, which was recorded as reduction to revenue, for the three and nine months ended September 30,  2010 was $1.4 million and $1.8 million, respectively

3. Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.

4. Vessels may operate on voyage charter prior to their entry into their respective pools.  In the third quarter, we had an aggregate of 150 days of vessels operating in the spot market, namely for the Senatore, STI Conqueror, STI Matador, STI Gladiator and STI Highlander.  All of these vessels are now operating in their respective pools.

Fleet List as of November 15, 2010

						Time Charter Info
	Vessel Name	Year Built	DWT	Ice Class	Employment	Daily Base Rate	Expiry (1)

1	Noemi	2004	72,515	-	Time Charter (2)	$24,500	21-Jan-12
2	Senatore	2004	72,514	-	SPTP (3)	N/A	N/A
3	Venice	2001	81,408	1C	SPTP (3)	N/A	N/A
4	STI Conqueror	2005	40,158	1B	SHTP (4)	N/A	N/A
5	STI Harmony	2007	73,919	1A	SHTP (4)	N/A	N/A
6	STI Heritage	2008	73,919	1A	Time Charter (5)	$25,500	8-Jan-11
7	STI Matador	2003	40,096	-	SHTP (4)	N/A	N/A
8	STI Gladiator	2003	40,083	-	SHTP (4)	N/A	N/A
9	STI Highlander	2007	37,145	1A	SHTP (4)	N/A	N/A
10	STI Spirit	2008	113,100	-	SATP (6)	N/A	N/A
			644,857

1. Redelivery from the charterer is plus or minus 30 days from the expiry  date.

2. Noemi is time chartered by King Dustin, which is a related party.

3. These vessels operate in Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by Scorpio Commercial Management (SCM). SPTP and SCM are
   related parties of the Company.

4. These vessels operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by SCM.  SHTP and SCM are related parties of the Company.

5. STI Heritage was acquired with an existing time charter contract that commenced in January 2008.  This vessel is chartered to subsidiaries of
   Liberty, which is a related party.

6. This vessel operates in the Scorpio Aframax Tanker Pool (SATP). SATP is operated by SCM. SATP and SCM are related parties of the Company.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, four Handymax tankers, and one post-Panamax tanker with an average age of 5.1 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.